Hartman vREIT XXI, Inc.

2909 Hillcroft, Suite 420

Houston, Texas 77057

June 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Attn: Jennifer Gowetski

RE:	Hartman vREIT XXI, Inc. Registration Statement on Form S-11 (File No. 333- 207711) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hartman vREIT XXI, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 1:00 p.m., Eastern Standard Time, on June 24, 2016 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

 In connection with this request for acceleration of the effective date of the above-referenced Registration Statement, the Company acknowledges that (1) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hartman vREIT XXI, Inc.

/s/ Louis T. Fox, III
Louis T. Fox III Chief Financial Officer

cc: Rosemarie A. Thurston, Alston & Bird LLP

Aaron C. Hendricson, Alston & Bird LLP